Filed by Targa Resources Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Pipeline Partners, L.P.

Commission File No.: 001-14998

This filing relates to a proposed business combination involving Targa Resources Partners LP and Atlas Pipeline Partners, L.P.

Targa Resources Investor Presentation Third Quarter 2014 November 4, 2014

Forward Looking Statements
Certain statements in this presentation are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended.  All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that Targa
Resources Partners LP (“TRP” or the “Partnership”) or Targa Resources Corp. (“TRC” or the
“Company”) expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the Partnership’s and the Company’s control, which could cause results to differ materially from those expected by management of Targa Resources Partners LP and Targa
Resources Corp.  Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including declines in the production of natural gas or in the price and market demand for natural gas and natural gas liquids, the timing and success of business development efforts, the credit risk of customers and other uncertainties.
These and other applicable uncertainties, factors and risks are described more fully in the
Partnership's and the Company’s Annual Reports on Form 10-K for the year ended
December 31, 2013 and other reports filed with the Securities and Exchange Commission. The
Partnership and the Company undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
Additional Information and Where to Find It
In connection with the proposed transaction, Targa Resources Corp. (“TRGP”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRGP and a prospectus of TRGP (the “TRGP joint proxy statement/prospectus”).  In connection with the proposed transaction, TRGP plans to mail the definitive TRGP joint proxy statement/prospectus to its shareholders, and
ATLS plans to mail the definitive TRGP joint proxy statement/prospectus to its unitholders.
Also in connection with the proposed transaction, Targa Resources Partners LP (“NGLS”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of NGLS (the “NGLS proxy statement/prospectus”).  In connection with the proposed transaction, APL plans to mail the definitive NGLS proxy statement/prospectus to its unitholders.
INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRGP JOINT PROXY STATEMENT/PROSPECTUS, THE NGLS PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRGP, NGLS, ATLS AND APL, AS WELL AS THE PROPOSED
TRANSACTION AND RELATED MATTERS.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
A free copy of the TRGP Joint Proxy Statement/Prospectus, the NGLS Proxy Statement/Prospectus and  other filings containing information about TRGP, NGLS, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing
InvestorRelations@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRGP’s and NGLS’s investor relations website at
www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor
Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com.  These documents may also be obtained for free from
ATLS’s investor relations website at www.atlasenergy.com.  The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas
Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com.  These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.
Participants in Solicitation Relating to the Merger
TRGP, NGLS, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from
TRGP, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRGP joint proxy statement/prospectus and NGLS proxy statement/prospectus.  Information regarding TRGP’s directors and executive officers is contained in TRGP’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of NGLS’s general partner is contained in NGLS’s
Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual  Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
Dec-10
Jan-11
Mar-11
Apr-11
Jun-11
Jul-11
Sep-11
Oct-11
Dec-11
Jan-12
Feb-12
Apr-12
May-12
Jul-12
Aug-12
Oct-12
Nov-12
Jan-13
Feb-13
Apr-13
May-13
Jul-13
Aug-13
Oct-13
Nov-13
Jan-14
Feb-14
Apr-14
May-14
Jul-14
Aug-14
Oct-14
NGLS
TRGP
Alerian Index
S&P 500
UTY Index

600%
520%
440%
360%
280%
200%
120%
40%
-40%
Dec-10
Jan-11
Mar-11
Apr-11
Jun-11
Jul-11
Sep-11
Oct-11
Dec-11
Jan-12
Feb-12
Apr-12
May-12
Jul-12
Aug-12
Oct-12
Nov-12
Jan-13
Feb-13
Apr-13
May-13
Jul-13
Aug-13
Oct-13
Nov-13
Jan-14
Feb-14
Apr-14
May-14
Jul-14
Aug-14
Oct-14

TARGA

Targa Resources’ Two Public Companies
IPO February 2007
MLP
Owner/Operator of all assets
IPO December 2010
C-Corp
General Partner of NGLS
Targa Resources Partners LP
(NYSE: NGLS; “TRP” or the “Partnership”)
Targa Resources Corp.
(NYSE: TRGP; “TRC” or the “Company”)
Market Cap: $7.1 billion
Enterprise Value: $10.2 billion
Unit Price: $61.41
Yield: 5.2%
Current Annualized Distribution: $3.19
Sequential / YoY Growth: 2% / 9%
Market Cap: $5.4 billion
Enterprise Value: $5.5 billion
Share Price: $127.89
Yield: 2.3%
Current Annualized Dividend: $2.93
Sequential / YoY Growth: 6% / 29%
Note: Market Cap, Unit/Share Price and Yield as of November 3, 2014. Enterprise Value calculated using current Market Cap as of November 3, 2014 and balance sheet data as of
September 30, 2014. Unit and Stock Price Performance graphs through November 3, 2014

NGLS Out/(Under) Performance vs. AMZ
16%
3%
2%
21%
9%
Total Return
60%
50%
40%
30%
20%
10%
0%
-10%
2010
2011
2012
2013
2014 YTD (2)
NGLS
AMZ
S&P 500
UTY Index

Annualized Distributions per LP Unit
$3.50
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
2.19
2.23
2.28
2.33
2.41
2.49
2.57
2.65
2.72
2.79
2.86
2.93
2.99
3.05
3.12
3.19
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2011
2012
2013
2014

TRGP Out/(Under) Performance vs. AMZ
20%
42%
30%
44%
35%
Total Return
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
2010 (1)
2011
2012
2013
2014 YTD (2)
TRGP
AMZ
S&P 500
UTY Index

Annualized Dividends per Share
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
1.03
1.09
1.16
1.23
1.35
1.46
1.58
1.69
1.83
1.98
2.13
2.28
2.43
2.59
2.76
2.93
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2010
2011
2012
2013
2014

TARGA

TRP and TRC Performance
(1) 2010 covers time period from IPO (December 6, 2010) through December 31, 2010
(2) 2014 YTD as November 3, 2014
Source: Bloomberg
TRP – Total Return Since 2010
(1)
TRC – Total Return Since IPO TRC – Dividends
TRP – Distributions

Targa Current Corporate Structure
(1) TRC had 42,143,463 common shares outstanding as of October 24, 2014
(2) TRP ownership as of October 24, 2014; TRP operating margin percentages based on LTM as of September 30, 2014. Field segment includes “Other” Operating Margin
100% Indirect Ownership
Targa Resources Corp.
(NYSE: TRGP)
(“TRC” or the “Company”) (1)
11.2% LP Interest
(12,945,659 LP Units)
Public
Unitholders
Field Segment
SAOU
Sand Hills
Versado
North Texas System
Badlands
Coastal Segment
Coastal Straddles
VESCO
LOU
Gathering and Processing
Division
Logistics and Marketing
Division
Logistics Segment
Fractionation
Storage & Terminaling
Transportation & Dist.
Petroleum Logistics
Mkt. and Dist. Segment
NGL Marketing
Gas Marketing
Wholesale Propane
Refinery Services
Commercial Transportation
Targa Resources GP LLC
Targa Resources Partners LP
(NYSE: NGLS)
(“TRP” or the “Partnership”)
(2)
(S&P: BB+/BB+; Positive
Moody’s: Ba1/Ba2; Positive)
88.8% LP Interest
(102,828,437 LP Units)
2.0% General
Partner Interest & IDRs
33% of Operating  Margin 8% of Operating  Margin 39% of Operating  Margin 21% of Operating  Margin

CALGARY
FIELD GATHERING & PROCESSING
STANLEY
BADLANDS
ALEXANDER
NEW TOWN
JOHNSONS CORNER
LITTLE MISSOURI
SOUND
FIELD GATHERING & PROCESSING
VERSADO
NORTH TEXAS SYSTEM
LONGHORN
CHICO
DENTON
SAUNDERS
BRIDGEPORT
DALLAS
MONUMENT
EUNICE
SAOU
ABILENE
SHACKELFORD
HIGH PLAINS
CONGER
MIDLAND
STERLING
SAND HILLS
MERTZON
SAND HILLS
LOGISTICS
GCF & CBF
LCF
HOUSTON
GALENA PARK
CHANNELVIEW
MONT BELVIEU
HACKBERRY
COASTAL GATHERING & PROCESSING
HATTIESBURG
GILLIS
ACADIA
TOCA
HOUSTON
VENICE
BARRACUDA
N.TERREBONNE
BIG LAKE
LOWRY
SEA ROBIN
BLUEWATER
BOSTON
SPARTA
BALTIMORE
ELK GROVE
SPARKS
STOCKTON
SAN RAMON
WINONA
CALVERT CITY
COLUMBIA
CHATTANOOGA
CULLMAN
ATLANTA
TAMPA
PORT EVERGLADES
LEGEND
GAS/CRUDE GATHERING LINES
PROPOSED GAS/CRUDE GATHERING LINES
NGL LINES
LOGISTICS ASSETS
MARKETING & DISTRIBUTION
HEADQUARTERS
COMMERCIAL OFFICE
FRACTIONATOR
FRACTIONATOR w/GAS PLANT
GAS PLANT
TERMINAL
NEW GAS PLANT
Operating Margin(1)
Marketing and Distribution 21%
Field G&P 33%
Logistics Assets 39%
Coastal G&P 8%

TARGA

Targa’s Diversified Midstream Platform 7 (1) Operating margin percentages based on LTM as of September 30, 2014

A Strong Footprint in
Active Basins
And a Leading Position
at Mont Belvieu
Drive Targa’s
Long-Term Growth
Leadership position in oil
and liquids rich Permian
Basin
Bakken position
capitalizes on strong
crude oil fundamentals
and active drilling activity
Leadership position in the
active portion of Barnett
Shale “combo” play
GOM and onshore
Louisiana provide longer
term upside potential for
well positioned assets
Mont Belvieu is the
NGL hub of North
America
Increased domestic
NGL production is
driving capacity
expansions into and at
Mont Belvieu
Second largest
fractionation
ownership position at
Mont Belvieu
One of only two
operating commercial
NGL export facilities on
the Gulf Coast linked to
Mont Belvieu
Position not easily
replicated
Approximately $2.6 billion
in announced organic
capex projects completed
or underway
Increased capacity to
support multiple U.S.
shale / resource plays
Additional fractionation
expansion to support
increased NGL supply
Increased connectivity to
U.S. end users of NGLs
Expansion of export
services capacity for
global LPG markets at
Galena Park marine
terminal
Investment Highlights
Increasing scale and
diversity
Increasing fee-based
margin
Expected 7 - 9% NGLS
distribution growth in 2014,
on track for the high end of
the range
Expected TRGP dividend
growth in excess of 25% in
2014
2014 adjusted EBITDA
guidance of $925 to $975
million
Well Positioned for 2014 and Beyond

◆

◆

◆

Field G&P
Permian: Leadership positions across the basin (east, southwest and west)
North Texas: Growing position supporting Barnett Combo activities
Badlands: Increasing footprint in North Dakota with exposure to Bakken / Three Forks activity
Coastal G&P
Onshore assets access natural gas from the Gulf Coast and Gulf of Mexico
Large system of assets in position to benefit from higher Gulf of Mexico activity
Bakken
Niobrara
Cody
Gammon
Mowry
Niobrara- Mowry
Antrim
Utica
Marcellus
Devonian (Ohio)
Niobrara
Hermosa
Excello-Mulky
New Albany
Chattanooga
Monterey-Temblor
Monterey
Pierre -Niobrara
Granite Wash
Woodford
Fayetteville
Bend
Barnett
Avalon
Wolfcamp
Haynesville-Bossier
Floyd-Neal
Conasauga
Floyd-Chattanooga
Tuscaloosa
Austin Chalk
Lower Wilcox
Eagle Ford

U.S. Land Rig Count by Basin(1)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Permian
Eagle Ford
Williston
Marcellus
Mississippian
Granite Wash
DJ-Niobrara
Haynesville
Utica
Barnett
Others
Q1 - 2012
Q2 - 2012
Q3 - 2012
Q4 - 2012
Q1 - 2013
Q2 - 2013
Q3 - 2013
Q4 - 2013
Q1 - 2014
Q2 - 2014
Q3 - 2014

TARGA

Targa’s G&P Assets are Well Positioned

(1) Source: Baker Hughes Incorporated, as of October 20, 2014
Targa’s G&P assets are
located in and around some
of the most active shale /
resource plays, which is
driving continued growth
and expansion
Field G&P assets are located
in crude oil and liquids rich
plays
Field G&P gross processing
capacity will expand from
~900 MMcf/d at YE 2013 to
~1,340 MMcf/d by YE 2014

Rockles
NEW MEXICO
Granite Wash
(4.0-7.0 GPM)
OKLAHOMA
Mid-Continent
ARKANSAS
Marcellus & Others
TENNESSEE
Oilier part of Barnett
(5.0-6.0 GPM)
MISSISSIPPI
VERSADO
NORTH TEXAS SYSTEM
SAOU
Bone Springs & Avalon Shale
(4.5-8.0 GPM)
Canyon Sands
(7.5 GPM)
Barnett Shale
Wolfberry
(6.0 GPM)
SAND HILLS
MONT BELVIEU TERMINAL
HATTIESBURG
Tuscalosa Marine Shale
Wilcox/Chalk
LOU
GILLIS
GCF
LCF
CBF
HACKBERRY
BIG LAKE
COASTAL STRADDLES
Eagle Ford Shale
(3.0-7.8 GPM)
GALENA PARK MARINE IMPORT/ EXPORT TERMINAL
TARGA RESOURCES PARTNERS LP
PIPE
EXISTING PLANT
NEW PLANT
FRACTIONATOR
MARINE TERMINAL
STORAGE FACILITY
MB STORAGE/TERMINAL
THIRD PARTY
ETHYLENE CRACKER
ILLUSTRATIVE Y-GRADE FLOWS
IMPORT / EXPORT

GCF
CBF
MONT BELVIEU
GALENA PARK
- 4 ship docks
- 3 barge docks
CHANNELVIEW
PATRIOT
LCF
HACKBERRY
TARGA RESOURCES PARTNERS LP
FRACTIONATOR
MARINE TERMINAL
SALT DOME STORAGE TERMINAL
PIPE
CUSTOMER P/L CONNECTIONS

TARGA

10 10
Producer Activity Drives NGL Flows to Mont Belvieu
NGL flows to Mont
Belvieu expected to
increase
Pipeline conversions may
bring additional NGL
volumes from the Utica/
Marcellus to the Gulf
Coast
Petrochemical
investments, fractionation
and export services will
continue to clear
additional supply
Targa’s Mont Belvieu and
Galena Park businesses
very well positioned

Major Announced Capital Projects

Approximately $2.6 billion of announced projects completed or ongoing
Over $1 billion of projects completed in 2013 and approximately $1 billion to be completed in 2014
Additional high quality growth projects under development for 2014 and beyond
Commenced construction of CBF Train 5 Expansion (100 MBbl/d)
(1) Includes additional spending in both North Texas and Permian Basin
(2) Additional gas processing plant estimated completion YE 2014 and in-service early 2015
(3) 35 Mbbl/d condensate splitter located at the Channelview Terminal expected to be in-service end of 2016 or early 2017, depending on permit timing
(4) ~$2.0 billion of fee-based capital, 77% of listed projects
(4)
G&P Growth Projects
Actual / Expected
Completion
Primarily
Fee-Based
Gathering & Processing Expansion Program - 2013 / 2014
(1) 2013 / 2014
North Texas Longhorn Project (200 MMcf/d) May 2014
SAOU High Plains Plant (200 MMcf/d) June 2014
Badlands Expansion Program - 2013 / 2014
2013 / 2014
(2)
Other
Total G&P Projects $465
Downstream Growth Projects
Actual / Expected
Completion
Primarily
Fee-Based
Petroleum Logistics Projects - 2013 / 2014
(3) 2013 / 2014+
CBF Train 4 Expansion (100 MBbl/d) Mid 2013
CBF Train 5 Expansion (100 MBbl/d) Mid 2016
International Export Project Q3 2013 / Q3 2014
Other
Total Downstream Projects $1,520
Total Projects $1,985
50 385 0
Total CAP EX
($ millions)
2013 CAP EX
($ millions)
2014 CAP EX
($ millions)
$185 $75 $110
150 40 20
225 125 85
465 250 215
40 25 15
$1,065 $515 $445
Total CAP EX
($ millions)
2013 CAP EX
($ millions)
2014 CAP EX
($ millions)
$190 $40 $50
385 120 20
480 250 165
80 30 50
$1,520 $440 $335
$2,585 $955 $780

Additional Growth Opportunities
CAP EX
($ millions)
Estimated
Timing
Primarily
Fee-Based
Badlands Expansion Program
Permian Expansion Program
Train 6 Expansion
Train 7 Expansion
Additional Condensate Splitter
Ethane Export Project
Other Projects primarily
Total $2,000+ 2015 and beyond
Major Capital Projects Under Development

Over $2.0 billion of additional opportunities are in various stages of development
Opportunities include additional infrastructure in both G&P and Downstream
Increasing NGL supplies across the country will continue to drive the need for more processing, fractionation and connectivity
(1) Recently approved new 200 MMcf/d plant in the Williston Basin
(2) Recently approved new 300 MMcf/d plant in the Delaware Basin
(1)
(2)

$23
$30
$37
$47
$37
$49
$45
$55
$60
$66
$73
$81
$92
$88
$113
$160
$164
$187
$211
19%
25%
31%
31%
25%
28%
30%
30%
32%
39%
45%
46%
53%
52%
57%
62%
60%
67%
72%
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Fees as % of Operating Margin

TARGA

Strong Growth in Fee-Based Margin Continues

Capex projects with firm contracts provide clear visibility on increasing fee operating margin
Announced fee-based projects coming online in 2014
International Export Expansion Phase II
Additional Badlands Expansions
($ in millions)
Fee-based operating
margin expected to
continue to increase to
65%+ for 2014
Increasing Fee-Based Margin Provides Additional Stability to Our Business
Fee-based margin increases driven primarily through increased margin in the Logistics Assets segment including contributions from CBF Train 4 and International Export projects, and through contribution from
Badlands

- Growth has been driven by investing in the business, not by changes in commodity prices
- TRP benefits from multiple factors that help mitigate commodity price volatility, including:
  - Scale
  - Business and geographic diversity
  - Increasing fee-based margin
  - Hedging
- Given the current price environment, TRP is less hedged than in previous years, primarily on ethane and propane
  - TRP currently has hedged approximately 80% of 2014 natural gas and approximately 30% of 2014 combined NGL and condensate
  - TRP has hedged approximately 50% to 60% of natural gas equity volumes for 2015[1] and 20% to 30% for 2016[1]
  - TRP has hedged approximately 45% to 55% of condensate equity volumes for 2015 and 25% to 35% for 2016

Crude Oil
Adjusted EBITDA - Actual
WTI Crude Oil Prices - Quarter Realized
Adjusted EBITDA - Guidance
WTI Crude Oil Prices - Guidance
EBITDA (millions)
$/barrel
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$130
$110
$90
$70
$50
2007
2008
2009
2010
2011
2012
2013
2014E
Natural Gas
Adjusted EBITDA - Actual
Henry Hub Nat. Gas Prices - Quarter Realized
Adjusted EBITDA - Guidance
Henry Hub Nat. Gas Prices - Guidance
EBITDA (millions)
$/Mmbtu
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
NGLs
Adjusted EBITDA - Actual
Weighted Avg. NGL Prices - Quarter Realized
Adjusted EBITDA - Guidance
Weighted Avg. NGL Prices - Guidance
EBITDA (millions)
$/gal
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00

TARGA

Diversity and Scale Mitigate Commodity Price Changes 14 Adjusted EBITDA vs. Commodity Prices (1) Will be towards bottom-end of range if there is significant ethane rejection in these years

Liquidity[1]

$ in Millions
1,200
1,000
800
600
400
200
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2012
2013
2014

- Completed $800 million 4.125% unsecure notes offering in October 2014. Pro forma offerings, liquidity as of Sept 30 is $1.45 billion including capacity under accounts receivable securitization
- YTD through September 2014, raised net proceeds of $257 million from equity issuances under at-the-market ("ATM") program

Compliance Leverage Ratio

Compliance Debt/EBITDA
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
Compliance Leverage Ratio

- Target compliance leverage ratio 3x - 4x Debt/EBITDA
  - Have historically been on low end of range
  - Leverage increased at end of 2012 due to Badlands acquisition
  - Q3 2014 compliance leverage ratio was 2.7

TARGA

Targa Leverage and Liquidity
(1) Includes TRP’s total availability under the revolver plus cash, less outstanding borrowings and letters of credit under the TRP revolver
(2) Adjusts EBITDA to provide credit for material capital projects that are in process, but have not started commercial operation, and other items

$ in millions
Q3 2012
Q3 2013
Q3 2014
$77
$109
$131
$77
$111
$193
$116
$156
$247
Distributions Declared
Distributable Cash Flow
Adjusted EBITDA

$ in millions
FY 2012
FY 2013
LTM Q3 2014
$310
$422
$494
$354
$440
$722
$515
$629
$920
Distributions Declared
Distributable Cash Flow
Adjusted EBITDA

Operating Margin
$ in millions
$86
$97
$115
$76
$103
$180
$162
$200
$295
G&P (1)
Logistics & Mktg
Total

Operating Margin
$ in millions
$387
$377
$451
$304
$424
$655
$692
$802
$1,106
G&P (1)
Logistics & Mktg
Total

TRP Update
Adjusted EBITDA increased compared to Q3 2013, primarily due to higher operating margin in the Field
Gathering and Processing segment and in the Logistics and Marketing division
$247 million of Adjusted EBITDA in Q3 2014 was 58% higher than Q3 2013
Logistics & Marketing operating margin increased by 75% in Q3 2014 versus Q3 2013 due to increased fractionation activities and increased LPG export activity
Field Gathering & Processing operating margin increased in Q3 2014 compared to Q3 2013 due to increased throughput volumes and higher contributions from Badlands
(1) Includes impact of commodity hedge settlements
Highlights

TRP Capitalization and Liquidity
(1) Adjusts EBITDA to provide credit for material capital projects that are in process, but have not started commercial operation, and other items
Actual Actual
Cash and Debt Maturity Coupon 6/30/2014 Adjustments 9/30/2014
Cash and Cash Equivalents $67.3 $5.1 $72.4
Accounts Receivable Securitization Dec-14 234.3                $3.3 237.6
Revolving Credit Facility Oct-17 495.0                80.0                     575.0
Total Senior Secured Debt 729.3                812.6
Senior Notes Oct-18 7.875% 250.0                250.0
Senior Notes Feb-21 6.875%
483.6                483.6
Senior Notes Aug-22 6.375%
300.0                300.0
Senior Notes May-23 5.250%
600.0                600.0
Senior Notes Nov-23 4.250%
625.0                625.0
Unamortized Discounts
(26.7)                 0.7                       (26.0)
Total Consolidated Debt $2,961.2 $3,045.2
Compliance Leverage Ratio
(1)
2.8x 2.7x
Liquidity:
Credit Facility Commitment 1,200.0             1,200.0
Funded Borrowings (495.0)               (80.0)                   (575.0)
Letters of Credit (94.6)                 $52.6 (42.0)
Total Revolver Availability $610.4 $583.0
Cash 67.3                  72.4
Total Liquidity $677.7 $655.4

Targa 2014 Annual Guidance Summary
(1) Based on an illustrative Targa NGL barrel that contains 44% ethane, 30% propane, 11% natural gasoline, 5% isobutane and 10% normal butane
Financial
FY 2014 Comments
2014 EBITDA ($ in millions) $925 - $975
Fee-Based Margin % 65%+
Growth Cap Ex - Announced Projects Only $780
Maintenance Cap Ex ($ in millions) $80
TRP Distribution Growth (FY 2014 vs FY 2013) 7% - 9%
Expected to be on high side of range
TRC Dividend Growth (FY 2014 vs FY 2013) 25%+
Operating Statistics
FY 2014 Comments
Field Gas Inlet Volumes Growth across all systems
Badlands Crude Gathered Volumes (FY 2014 vs FY 2013) Approximately double
Coastal NGL Production Higher than 2013
Commodity Price Assumptions
FY 2014 Comments
Weighted Average NGL ($/gallon) $0.90
Henry Hub Natural Gas ($/MMBtu) $3.75
Crude Oil ($/barrel) $95.00
(1)

CALGARY
FIELD GATHERING & PROCESSING
STANLEY
BADLANDS
ALEXANDER
NEW TOWN
JOHNSONS CORNER
LITTLE MISSOURI
SOUND
FIELD GATHERING & PROCESSING
VERSADO
NORTH TEXAS SYSTEM
LONGHORN
CHICO
DENTON
BRIDGEPORT
DALLAS
SAUNDERS
SHACKELFORD
MONUMENT
EUNICE
SAOU
ABILENE
HIGH PLAINS
CONGER
MIDLAND
STERLING
SAND HILLS
MERTZON
SAND HILLS
LOGISTICS
LCF
HOUSTON
GALENA PARK
CHANNELVIEW
MONT BELVIEU
HACKBERRY
COASTAL GATHERING & PROCESSING
HATTIESBURG
GILLIS
ACADIA
TOCA
HOUSTON
VENICE
BARRACUDA
BIG LAKE
LOWRY
SEA ROBIN
BLUEWATER
ELK GROVE
SPARKS
STOCKTON
SAN RAMON
WINONA
BOSTON
SPARTA
BALTIMORE
CALVERT CITY
COLUMBIA
CHATTANOOGA
CULLMAN
ATLANTA
TAMPA
PORT EVERGLADES
LEGEND
GAS/CRUDE GATHERING LINES
PROPOSED GAS/CRUDE GATHERING LINES
NGL LINES
LOGISTICS ASSETS
MARKETING & DISTRIBUTION
HEADQUARTERS
COMMERCIAL OFFICE
FRACTIONATOR
FRACTIONATOR w/GAS PLANT
GAS PLANT
TERMINAL
NEW GAS PLANT

TARGA

Targa Investment Highlights
Well positioned in U.S.
shale / resource plays
Leadership position at
Mont Belvieu
Increasing scale, diversity
and fee-based margin
Approximately $2.6 billion
in announced organic cap
ex projects completed or
underway
Additional projects under
development of similar
scale and mix
Strong financial profile
Strong track record of
distribution and dividend
growth
Experienced management
team
Diversified Midstream Platform

20 Proposed Acquisition of Atlas

Targa + Atlas: Transaction Overview
Targa Resources Partners LP (NYSE: NGLS; “TRP” or the “Partnership”) has executed a definitive agreement to acquire Atlas Pipeline Partners, L.P. (NYSE: APL) for $5.8 billion
(1)
0.5846 NGLS common units plus a one-time cash payment of $1.26 for each APL LP unit (implied premium
(1)
of 15%)
$1.8 billion of debt at September 30, 2014
Targa Resources Corp. (NYSE: TRGP; “TRC” or the “Company”) has executed a definitive agreement to acquire
Atlas Energy, L.P. (NYSE: ATLS), after its spin-off of non APL-related assets, for $1.9 billion
(1)
Prior to TRGP’s acquisition, all assets held by ATLS not associated with APL will be spun out to existing ATLS unitholders
10.35 million TRGP shares issued to ATLS unitholders
$610 million of cash to ATLS
Each existing ATLS (after giving effect to ATLS’ spin out) unit will receive 0.1809 TRGP shares and $9.12 in cash
Accretive to NGLS and TRGP cash flow per unit and share, respectively, immediately and over the longer-term, while providing APL and ATLS unitholders increased value now and into the future
Post closing
(2)
, NGLS plans to increase its quarterly distribution by $0.04 per LP unit ($0.16 per LP unit annualized rate)
NGLS expects 11-13% distribution growth in 2015 compared to 7-9% in 2014
Post closing
(2)
, TRGP plans to increase its quarterly dividend by $0.10 per share ($0.40 per share annualized rate)
TRGP expects approximately 35% dividend growth
(3)
in 2015 compared to 25%+ in 2014
Transactions are cross-conditional and expected to close Q1 2015, subject to shareholder and regulatory approvals
(1) Based on market data as of October 10, 2014, excluding transaction fees and expenses
(2) Management intends to recommend this increase at the first regularly scheduled quarterly distribution declaration Board meeting after transaction closes
(3) Assumes NGLS distribution growth of 11-13%

Targa + Atlas: Strategic Highlights
Attractive
Positions in Active
Basins
Creates World-
Class Permian
Footprint
Complementary
Assets with
Significant Growth
Opportunities
Enhances
Credit Profile
Significant Long-
Term Value
Creation
Already strong positions in Permian and Bakken enhanced with entry into Mississippi Lime and Eagle Ford
4 of the top 5 basins by active rig count and unconventional well spuds (1)
Top 3 basins by oil production (1)
Also exposed to emerging SCOOP play and continued development of NGL-rich Barnett Shale
Adds diversity and leadership position in all basins/plays
Combines strong Permian Basin positions to create a premier franchise
Provides new customer relationships with the most active operators in each basin
Current combined processing capacity of 1,439 MMcf/d plus 500 MMcf/d of announced expansions
Significant organic growth project opportunities
2014 growth capex of ~$1.2 billion
2015 growth capex expected to exceed $1.2 billion
Additional projects under development of over $3 billion
NGL production to support Targa’s leading NGL position in Mont Belvieu and Galena Park
Estimated pro forma leverage ratio of 3.3x Total Debt / 2014E EBITDA (4) at NGLS
Increased size and scale move NGLS credit metrics closer to investment grade over time
Immediately accretive to distributable cash flow at both NGLS and TRGP
Increases FY 2015 vs FY 2014 distribution growth at NGLS to 11-13% and at TRGP to approximately 35%
Provides larger asset base with additional long-term growth opportunities
Higher long-term distribution/dividend growth profile than Targa standalone
(1) Source: Oil & Gas Investor
(2) Based on market data as of October 10, 2014, less the value of 16.3 MM PF NGLS units owned by TRGP
(3) Based on NGLS and APL guidance ranges
(4) Based on estimated compliance ratio
Increased Size and
Scale
Combined partnership will be one of the largest diversified MLPs
Pro forma enterprise value (2) of $23 billion
Pro forma 2014E EBITDA of approximately $1.3-$1.4 billion (3)

Montana
North Dakota
Oklahoma
Texas
Louisiana
Mississippi

Permian
Eagle Ford
Williston
Marcellus
Mississippian
Granite Wash
DJ-Niobrara
Haynesville
Utica
Barnett
Others
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Q1 - 2013
Q2 - 2013
Q3 - 2013
Q4 - 2013
Q1 - 2014
Q2 - 2014
Q3 - 2014

TARGA

Attractive Positions in Active Basins
Barnett
Eagle Ford
Delaware
Bakken
Mississippi
Lime
Woodford
Pro Forma Asset Highlights
39 natural gas processing plants (~6.9 Bcf/d gross processing capacity)
Over 22,500 miles of natural gas and crude oil gathering
pipeline
Gross NGL production of 278.9 MBbls/d in 2Q 2014
3 crude oil and refined products terminals with 2.5 MMBbls of storage
17 gas treating facilities
573 MBbl/d gross fractionation capacity
~6.5 MMBbl/month capacity LPG export terminal
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Legend
U.S. Land Rig Count by Basin
(1)
(1) Source: Baker Hughes Incorporated, as of October 20, 2014
SCOOP
Midland

Colorado
Missouri
Kentucky
Tennessee
Oklahoma
Arkansas
New Mexico
Mississippi
Texas

Combined NGL Production (MBbl/d)
NGL Production (MBbl/d)
300
250
200
150
100
50
0
169
178
206
251
268
48
54
77
115
118
121
124
129
137
149
2010
2011
2012
2013
YTD 2014
Targa
Atlas

TARGA

24 24
Producer Activity Drives NGL Flows to Mont Belvieu
Growing field NGL production
increases NGL flows to Mont
Belvieu
Increased NGL production
could support Targa’s existing
and expanding Mont Belvieu
and Galena Park presence
Petrochemical investments,
fractionation and export
services will continue to clear
additional supply
Targa’s Mont Belvieu and
Galena Park businesses very
well positioned
Barnett
Eagle Ford
Midland
Mississippi Lime
Woodford
Delaware
Marcellus &
Others
Rockies
Galena Park Marine
Import / Export
Terminal
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Third Party
Ethylene Cracker
Illustrative Y-Grade Flows
Import / Export
Legend
Mont
Belvieu
Terminal
SCOOP

Market Cap
~ $12 Billion
(1)
~ $5 Billion
(2)
~ $17 Billion
(1)
Enterprise Value
~ $15 Billion
(1)
~ $8 Billion
(2)
~ $23 Billion
(1)
2014E EBITDA ($MM) $925 - $975 Million $400 - $425 Million $1,325 - $1,400 Million
2014E Capital
Expenditures ($MM)
$780 Million $400 - $450 Million $1,180 - $1,230 Million
2014E Operating
Margin by Segment
YE 2014E % Fee-
Based
68%
32%
Fixed Fee Percent of Proceeds
35%
7%
38%
20%
Field G&P Coastal G&P
Logistics Marketing and Dist.
40%
60%
Texas Oklahoma
25%
5%
27%
15%
11%
17%
Field G&P - Targa Coastal G&P - Targa
Logistics - Targa Marketing and Dist. - Targa
Texas - Atlas Oklahoma - Atlas
40%
60%
Fixed Fee Percent of Proceeds
60%
40%
Fixed Fee Percent of Proceeds

Increased Size and Scale Enhance Credit Profile
Targa Atlas Pro Forma Targa
(1) Represents combined market cap and enterprise value for NGLS and TRGP as of October 10, 2014, less the value of NGLS units or PF NGLS units owned by TRGP
(2) Represents combined market cap and enterprise value for APL and ATLS as of October 10, 2014 based on transaction consideration
(3) Includes keep-whole at 1% of total margin
(3)

Pro Forma Organizational and Capital Structure
Targa Resources Corp.
(NYSE: TRGP)
(“TRC” or the “Company”)
PF Standalone Leverage (1) : 3.8x
PF Consolidated Leverage (2) : 3.9x
Targa Resources
GP LLC
Targa Resources Partners LP
(NYSE: NGLS)
(“TRP” or the “Partnership”)
PF Leverage (3) : 3.3x
Lenders
Lenders
Public Shareholders
Legacy TRGP: 80%
Legacy ATLS: 20%
Public Unitholders
Legacy NGLS: 59%
Legacy APL: 32%
$750 million of new Term Loan B borrowings
$92 million of existing revolver borrowings
plus $115 million of new revolver borrowings
under new $350 million revolver
$3.0 billion of existing debt at NGLS
$1.8 billion of debt from APL
$0.2 billion of new revolver borrowings
100% Interest
(52.5 million shares)
100% Indirect
Ownership
9% LP Interest
(16.3 million LP Units)
2% General
Partner Interest & IDRs
$5.0 billion
of debt
91% LP Interest
(158.5 million LP units)
$957 million
of debt
Note: Debt balances as of September 30, 2014. Transaction adjustments include estimated fees and expenses
(1) Based on PF TRGP Debt / 2014E EBITDA. TRGP EBITDA based on cash distributions received from LP units, GP units and IDRs less TRGP G&A
(2) Based on PF total NGLS and TRGP debt divided by 2014E PF NGLS Compliance EBITDA
(3) Based on PF total NGLS Debt / 2014E  PF NGLS Compliance EBITDA

Targa Business Division and Segment Review

BADLANDS
MONTANA
NORTH DAKOTA
MINNESOTA
Bakken Shale
SOUTH DAKOTA
Granite Wash
(4.0-7.0 GPM)
OKLAHOMA
NEW MEXICO
VERSADO
NORTH TEXAS SYSTEM
Oiler part of Barnett
(5.0-6.0 GPM)
Bone Springs & Avalon Shale
(4.5-6.0 GPM)
SAOU
Canyon Sands
(7.5 GPM)
Barnett Shale
TEXAS
Wolfberry
(6.0 GPM)
SAND HILLS

Inlet Volume (MMcf/d)
Gross NGL Production (MBbl/d)
2008A
2009A
2010A
2011A
2012A
2013A
YTD 2014
584
582
588
612
682
780
903
68
70
71
74
83
92
104
Inlet Volume
Gross NGL Production

TARGA

Field Gathering and Processing Segment

Approximately 900 MMcf/d of gross processing
capacity at the end of 2013, expanding to
approximately 1,340 MMcf/d in 2014
(2)
Permian Basin activity dominated by oil shale /
resource plays; SAOU, Sand Hills and Versado
are gathering from oil wells with associated gas
and NGLs
North Texas assets are located in oiler portion of
Barnett Shale where drilling activity remains
active
Bakken activity also dominated by oil shale /
resource plays
Field G&P Highlights
Meaningful Increase in Plant Inlet Volumes
North Texas 278 200 478
SAOU 169 200 369
Sand Hills 175 0 175
Versado 240 0 240
Badlands 38 40 78
Total 900 1,340
Gross Processing
Capacity
(MMcf/d)
Expansions
2014
(MMcf/d)
Capacity
Post-Expansions
(MMcf/d)
(1)
(1) As of YE 2013
(2) Additional Badlands plant estimated completion YE 2014 and in-service early 2015
(2)

Legend
PLANTS
EXPANSION PLANT
COMPRESSOR STATIONS
MIDLAND COUNTY P/L
Versado
BONE SPRING & DELAWARE
WOLFCAMP (DELAWARE)
CENTRAL BASIN PLATFORM
WOLFBERRY
CLINE
SAOU
Sand Hills

Plant natural gas inlet, MMcf/d
1,000
800
600
400
200
0
2010
2011
2012
2013
YTD 2014
Inlet Volume
Gross Capacity

Note: Gross processing capacity varies as GPM increases and decreases
(1) As of Q3 2014
Targa’s Permian Basin Systems Across Broad Active Plays

2014 inlet volumes are expected to be
meaningfully higher than 2013 in each of
SAOU, Sand Hills and Versado
More horizontal wells are accelerating
production growth
200 MMcf/d High Plains Plant placed in
service in June 2014
35 mile Midland County Pipeline placed in
service in June 2014
Recently approved construction of new 300
MMcf/d gas processing plant in Delaware Basin
expected to be in-service at the end of Q1 2016
Permian Growth Continues
Addition of 200 MMcf/d
High Plains Plant
in June 2014
Targa’s Permian Basin Throughput and Capacity
Gross Processing
Capacity (MMcf/d)
Q3 2014 Inlet
Volume (MMcf/d)
Pipeline
Miles
Q3 2014
Recovered
GPM
SAOU 369 207 1,800 5.3
Sand Hills 175 167 1,500 4.4
Versado 240 172 3,350 5.4
Total 784 546 6,650
(1)

Knox
Baylor
Archer
Clay
Montague
Cooke
Haskell
Throckmorton
Young
Jack
Wise
CHICO
LONGHORN
SHACKELFORD
Stephens
Parker
Tarrant
Callahan
Eastland
Comanche
Hill
EXISTING PLANT
NEW PLANT
ACTIVE RIGS
CLAY COUNTY ACTIVITY
MARBLE FALLS
TRANSITION
GAS PRONE - BARNETT
LIQUIDS RICH - BARNETT

TARGA

North Texas – Well Positioned for Growth

Liquids-Rich Barnett Shale and
Marble Falls Driving Growth
Targa’s assets are well positioned to
access the active liquids-rich portion of
the Barnett Shale and the Marble Falls
play
200 MMcf/d Longhorn Plant placed
in service in May 2014
Barnett volumes continue to trend
higher as improvements in horizontal
drilling and multi-staged frac
completions result in higher initial
production rates
Producers starting to show increased
activity in Clay County
Marble Falls play in Jack and Palo Pinto
counties leverages existing system,
while providing expansion opportunities
Rig Activity in North Texas
(1)
(1) Source: Drillinginfo; includes Archer, Clay, Cooke, Denton, Eastland, Haskell, Jack, Jones, Montague, Palo Pinto, Parker, Shackelford, Stephens, Throckmorton, Wise &
Young Counties, TX

- **System currently consists of oil gathering pipeline and terminal system, and natural gas gathering and processing operations, in McKenzie, Dunn and Mountrail Counties, North Dakota**
  - Additional development ongoing across all areas of operations
- **The System's trunkline and initial laterals are largely complete with expectations to continue to increase the miles of pipe in 2014**
- **Connectivity Strategy: Johnsons Corner, Alexander, New Town, and Stanley Terminals provide multiple crude delivery options**
  - All redelivery points are in discussion to be expanded
- **Rich natural gas is delivered to Little Missouri Processing Plant**
  - Residue natural gas delivered to Northern Border Pipeline
- **State of North Dakota has mandated the producers submit a Gas Capture Plan to reduce flaring in order to obtain a drilling permit**
  - Benefits Targa because the producer must have an outlet for their gas to eliminate flaring or they will not receive new drilling permits
- **Little Missouri Plant 3 expansion currently in process with estimated completion YE 2014, and in-service early 2015**
- **Recently approved purchase of 200 MMcf/d plant that could be in-service YE 2015 or early 2016**

Stanley Terminal
WILLIAMS
MOUNTRAIL
Alexander Terminal
New Town Terminal
Johnsons Corner Terminal
Fort Berthold Reservation
MCKENZIE
MCLEAN
North Dakota
Little Missouri Processing Plant
DUNN

TARGA

Badlands – High-Quality, Fee-Based Assets

System Map
Crude Oil Assets
Completed pipelines
Proposed Pipelines
Terminals
Natural Gas Assets
Completed Pipelines
Processing Plant
Proposed Pipelines
Little Missouri Phase 3
Legend

COASTAL GATHERING & PROCESSING SEGMENT
Tuscaloosa Marine Shale
Wilcox/Chalk
GILLIS
ACADIA
BLUEWATER
BIG LAKE
LOWRY
SEA ROBIN
N.TERREBONNE
TOCA
VENICE
BARRACUDA
RECOVERABLE GPM RANGE 1-3
GULF OF MEXICO
TARGA RESOURCES PARTNERS LP
THIRD PARTY

Inlet Volume (MMcf/d)
Gross NGL Production (MBbl/d)
2,000
1,600
1,200
800
400
0
80
70
60
50
40
30
20
10
0
1,530
1,558
1,680
1,551
1,416
1,330
1,208
44
49
50
50
46
45
48
2008
2009
2010
2011
2012
2013
YTD 2014
Inlet Volume
Gross NGL Production

Coastal Gathering and Processing Segment Overview
Positioned on mainline gas pipelines processing
volumes of gas collected from multiple offshore
producing areas
VESCO is now processing rich gas from Shell’s
Mars B / Olympus development
Coastal Straddles (including VESCO)
Processing Plants: Gillis (180 MMcf/d),  Acadia (80
MMcf/d) and Big Lake (180 MMcf/d)
Fractionation interconnected to LCF
Traditional wellhead volumes have been declining
but inlet volumes have longer term upside potential
Other interconnected “straddle” volumes

LOU (Louisiana Operating Unit)
Coastal G&P Segment Volumes

GCF
CBF
multiple customer connections
MONT BELVIEU
- 20 storage caverns
- adding 3 new storage caverns
- rail & truck capacity
GALENA PARK
- 4 ship docks
- 3 barge docks
CHANNELVIEW
PATRIOT
HOUSTON SHIP CHANNEL
6"
8"
NEW 12"
20"
LCF
HACKBERRY
GULF OF MEXICO
TARGA RESOURCES PARTNERS LP
FRACTIONATOR
MARINE TERMINAL
SALT DOME STORAGE TERMINAL
PIPE
CUSTOMER P/L CONNECTIONS

Fractionators			
		Gross Capacity (MBbl/d)	Net Capacity (MBbl/d)[2]
CBF - Mont Belvieu[1]	Trains 1-3	253	223
	Backend Capacity	40	35
	Train 4	100	88
GCF - Mont Belvieu		125	47
Total - Mont Belvieu		518	393
LCF - Lake Charles		55	55
Total		**573**	**448**

Other Assets

Mont Belvieu

30 MBbl/d Low Sulfur/Benzene Treating Natural Gasoline Unit
20 Underground Storage Wells
Adding 3 Underground Storage Wells
Pipeline Connectivity to Petchems/Refineries/LCF/etc.
6 Pipelines Connecting Mont Belvieu to Galena Park
Rail and Truck Loading/Unloading Capabilities

Other Gulf Coast Logistics Assets

Channelview Terminal (Harris County, TX)
Patriot Terminal (Harris County, TX)
Hackberry Underground Storage (Cameron Parish, LA)

TARGA

Logistics Assets – Extensive Gulf Coast Footprint

(1) Recently commenced construction on Train 5, a 100 MBbl/d expansion
(2) Net capacity is calculated based on TRP’s 88% ownership of CBF and 39% ownership of GCF
(3) Phase II expansion now fully complete
Galena Park Marine Terminal
Products
MMBbl/
Month
Export Capacity
(3)
LEP / HD5 / NC4 ~6.5
Other Assets
700 MBbls in Above Ground Storage Tanks
4 Ship Docks

0
50
100
150
200
250
300
Loading Rates
MBbl/d
5000 BPH Fully-Ref #1 Chiller 5000 BPH Fully-Ref #2 Chiller
2500 BPH Semi-Ref Chiller
Effective Capacity
70%
Galena Park Loading Rates
Targa’s Galena Park Marine Terminal Effective Export Capacity

Phase I expansion completed in September 2013
Phase II was fully completed in September 2014
Phase II expansion was completed in stages
Additional 12” pipeline, refrigeration, and new VLGC-
capable dock were placed in-service in Q1 and Q2 2014
Additional de-ethanizer at Mont Belvieu was placed in-
service in Q3 2014
Targa’s nameplate refrigeration capacity is
~12,500 Bbl/h or ~300 MBbl/d or ~9 MMBbl/month
Effective capacity for Targa and others is
primarily a function of:
Equipment run-time and efficiencies
Dock space and ship staging
Storage and product availability
Targa’s effective capacity of 6.5 MMBbl/month is
~70% of the nameplate

MMBbls
$/gal
0
20
40
60
80
100
120
($0.20)
($0.10)
$0.00
$0.10
$0.20
$0.30
$0.40
$0.50
$0.60
$0.70
$0.80
2005
2006
2007
2008
2009
2010
2011
2012
2013
YTD 2014
Imports
Exports
Propane Basis (CP less MB)

MMBbls
$/gal
0
5
10
15
20
25
30
($0.20)
($0.10)
$0.00
$0.10
$0.20
$0.30
$0.40
$0.50
$0.60
$0.70
$0.80
2005
2006
2007
2008
2009
2010
2011
2012
2013
YTD 2014
Imports
Exports
Butane Basis (CP less MB)

TARGA

Demand for Exports Continues to Increase
Long term incentive to export continues as expected supply growth exceeds domestic demand
U.S. Propane
(1)
U.S. Butane
(1)
(2)
Historically, U.S. Gulf Coast propane
and butane have been favorably
priced compared to world markets
Year to date 2014, the spread between the
Saudi Contract propane price and Mont
Belvieu propane price narrowed versus the
levels experienced in 2012 and 2013, but
demand for long-term and short-term
cargoes remains strong
Targa owns one of only two
operating commercial LPG export
facilities on the Gulf Coast
Currently exporting low ethane propane,
HD5 and butane
Targa can service small, mid-sized and
VLGC vessels
Targa’s Phase II expansion is now complete
and has increased effective capacity to
export to approximately 6.5 MMBbl/month
(1) Source: IHS
(2) CP = Saudi Contract Price

(2)

Petroleum Logistics – Highlights
Expanding TRP’s Channelview Terminal
In March 2014, announced the approval to construct a 35
MBbl/d condensate splitter at TRP’s Channelview
Terminal (Houston)
TRP has filed the permit, and expects the splitter
to be in-service late 2016 or early 2017,
depending on permit timing
Supported by a long-term fee-based arrangement with
Noble Americas Corp., a subsidiary of Noble Group Ltd.
Continuing to expand TRP’s Sound Terminal
Expanded in Q1 2013 with connection to a local products
pipeline
Added storage capacity in Q2 2014, and added ethanol,
biodiesel and gasoline blending to the truck loading rack
The acquisition announced in January 2013 of
Patriot on the Houston Ship Channel provides
additional growth opportunities
Potential location for an additional condensate splitter
Clean product storage and terminaling
Expansion potential for LPG exports
Connectivity to local pipelines and Targa Galena Park
Growing backlog of additional organic growth
projects
Terminal
Current
Storage
Products Capabilities
Targa Channelview
Houston, TX
556 MBbl
Crude oil, blend stock,
asphalt, marine diesel oil,
used motor oil, vacuum
gas oil, residual fuel oil
Truck and barge transport;
Blending and heating;
Vapor controls
Targa Sound
Tacoma, WA
1,457 MBbl
Crude oil, gasoline,
distillates, asphalt, residual truck transport;
fuel oils, LPGs, ethanol,
biodiesel
Ship, barge, pipe, rail, and
Blending and heating;
Vapor controls
Targa Baltimore
Baltimore, MD
505 MBbl
Asphalt, fuel oil; ability to
expand product handling
Truck and barge transport;
Blending and heating;
Can add rail, pipe, and ship
Total 2,518MBbl

Operating Margin ($MM)
70
60
50
40
30
20
10
0
NGL Prices ($/gal)
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2011
2012
2013
2014
NGL Price
Operating Margin

TARGA

Marketing and Distribution Segment

NGL and Natural Gas Marketing
Manage  physical distribution of mixed NGLs and
specification products using owned and third party facilities
Manage inventories for Targa downstream business
Sell propane and butane for international export
Buy and sell natural gas to optimize Targa assets
Wholesale Propane
Sell propane to multi-state, independent retailers and
industrial accounts on a fixed or posted price at delivery
Tightly managed inventory sold at an index plus
Refinery Services
Balance refinery NGL supply and demand requirements
Propane, normal butane, isobutane, butylenes
Contractual agreements with major refiners to market NGLs
by barge, rail and truck
Margin-based fees with a fixed minimum per gallon
Commercial Transportation
All fee-based
686 railcars leased and managed
75 owned and leased transport tractors
22 pressurized NGL barges
This segment incorporates the skills and capabilities that enable other Targa businesses
Operating Margin vs. NGL Price
Marketing and Distribution Highlights

Appendix

This presentation includes the non-GAAP financial measure of Adjusted EBITDA. The presentation provides a  reconciliation of this non-GAAP financial measures to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States of
America ("GAAP"). Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other
GAAP measure of liquidity or financial performance.
Non-GAAP Measures Reconciliation

Adjusted EBITDA – The Partnership and Targa define Adjusted EBITDA as net income attributable to Targa
Resources Partners LP before: interest; income taxes; depreciation and amortization; gains or losses on debt repurchases and redemptions; early debt extinguishment and asset disposals; non-cash risk management activities related to derivative instruments; changes in the fair value of the Badlands acquisition contingent consideration and the non-controlling interest portion of depreciation and amortization expenses. Adjusted
EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others. The economic substance behind management’s use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness and make distributions to our investors.
Adjusted EBITDA is a non-GAAP financial measure. The GAAP measures most directly comparable to Adjusted
EBITDA are net cash provided by operating activities and net income (loss) attributable to Targa Resources
Partners LP. Adjusted EBITDA should not be considered as an alternative to GAAP net cash provided by operating activities or GAAP net income. Adjusted EBITDA has important limitations as an analytical tool.
Investors should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.
Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these insights into management’s decision-making processes.
Non-GAAP Measures Reconciliation

Non-GAAP Reconciliation – 2014 EBITDA and Gross Margin
The following table presents a reconciliation of Adjusted EBITDA and operating margin to net income (loss) for the periods shown for TRP:
2014 2013
Reconciliation of net income (loss) attributable to Targa
Resources Partners LP to Adjusted EBITDA:
Net income to Targa Resources Partners LP 128.3 $      59.7 $
Add:
Interest expense, net 36.0           32.6
Income tax expense 1.3             0.7
Depreciation and amortization expense 87.5           68.9
(Gain) Loss on sale or disposal of assets (4.4)           (0.7)
Loss on debt redemption and early debt extinguishments -            7.4
Change in contingent consideration -            (9.1)
Risk management activities 1.5             (0.3)
Noncontrolling interest adjustment (3.5)           (3.3)
Adjusted EBITDA 246.7 $      155.9 $
2014 2013
Reconciliation of gross margin and operating
margin to net income (loss):
Gross margin 407.9 $      297.1 $
Operating expenses (112.8)       (97.6)
Operating margin 295.1         199.5
Depreciation and amortization expenses (87.5)         (68.9)
General and administrative expenses (40.5)         (35.4)
Interest expense, net (36.0)         (32.6)
Income tax expense (1.3)           (0.7)
(Gain) Loss on sale or disposal of assets 4.4             0.7
Loss on debt redemption and early debt extinguishments -            (7.4)
Change in contingent consideration -            9.1
Other, net 4.0             0.7
Net income 138.2 $      65.0 $
($ in millions)
($ in millions)
Three Months Ended
Three Months Ended
September 30,
September 30,

Non-GAAP Reconciliation – 2014 EBITDA
The following table presents a reconciliation of 2014 projected Adjusted EBITDA to net income for NGLS:
Low Range High Range
($ in millions)
Reconciliation of net income attributable to Targa
Resources Partners LP to Adjusted EBITDA:
Net income attributable to Targa Resources Partners LP 444.5 $                   494.5 $
Add:
Interest expense, net 150.0                      150.0
Income tax expense 4.0                         4.0
Depreciation and amortization expenses 340.0                      340.0
Noncontrolling interests adjustment (13.5)                       (13.5)
Adjusted EBITDA 925.0 $                   975.0 $
Twelve Months Ended 12/31/2014

Non-GAAP Reconciliation – DCF
The following table presents a reconciliation of reported distributable cash flow to net income (loss) for the periods shown for TRP:
($ in millions)
31-Mar 30-Jun 30-Sep 31-Dec 31-Mar 30-Jun 30-Sep
2013 2013 2013 2013 2014 2014 2014
Reconciliation of net income (loss) attributable to
Targa Resources Partners LP to distributable cash flow:
Net income (loss) attributable to Targa Resources Partners LP 38.9 $   26.3 $   59.7 $   108.6 $  122.4 $     108.8 $     128.3
Add:
Depreciation and amortization expense 63.9      65.7      68.9      73.1       79.5          85.8          87.5
Deferred income tax (expense) benefit 0.4        0.4        -        0.1         0.4            0.3            0.4
Amortization in interest expense 4.0        4.0        3.8        3.7         3.4            3.3            2.2
Loss (gain) on debt redemption and early debt extinguishments -        7.4        7.4        -         -           -           -
Change in contingent consideration 0.3        (6.5)       (9.1)       -         -           -           -
Loss (gain) on disposal of assets (0.1)       3.9        (0.7)       0.8         (0.8)          (0.5)          (4.4)
Risk management activities
(0.2)       0.2        (0.3)       (0.3)        (0.2)          (0.4)          1.5
Maintenance capital expenditures
(21.7)     (21.8)     (17.0)     (19.5)      (13.7)        (20.0)        (21.9)
Other
-        (0.6)       (1.9)       (1.6)        (2.0)          (2.0)          (1.1)
Distributable cash flow $   85.5 $   79.0 $ 110.8 $  164.9 $    189.0 $    175.3 $    192.5
Distributions Declared 95.7 102.4 108.5 115.8 121.3 125.7 130.9
Distribution Coverage 0.9x 0.8x 1.0x 1.4x 1.6x 1.4x 1.5x
Three Months Ended

Non-GAAP Reconciliation – 2010-2011 Fee-Based Margin
The following table presents a reconciliation of operating margin to net income (loss) for the periods shown for TRP:
3/31/2010 6/30/2010 9/30/2010 12/31/2010 3/31/2011 6/30/2011 9/30/2011 12/31/2011
Reconciliation of gross margin and operating
margin to net income (loss):
Gross margin 185.9 $         179.8 $         184.7 $         221.7 $         213.9 $     248.2 $     227.2 $     258.8 $
Operating expenses (62.2)             (62.0)             (66.0)             (69.4)             (65.9)         (71.6)         (76.5)         (72.9)
Operating margin 123.7            117.9            118.8            152.4            148.0        176.6        150.7        185.9
Depreciation and amortization expenses (42.0)             (43.0)             (43.3)             (47.8)             (42.7)         (44.5)         (45.0)         (46.0)
General and administrative expenses (25.0)             (28.4)             (26.7)             (42.5)             (31.8)         (33.2)         (33.7)         (29.2)
Interest expense, net (31.1)             (27.5)             (27.2)             (25.1)             (27.5)         (27.2)         (25.7)         (27.3)
Income tax expense (1.4)               (0.9)               (1.6)               (0.1)               (1.8)            (1.9)            (1.5)            0.9
Loss (gain) on sale or disposal of assets -                -                -                -                -             -             0.3             (0.6)
(Loss) gain on debt redemption and early debt extinguishments -                -                (0.8)               0.8                 -             -             -             -
Change in contingent consideration -                -                -                -                -             -             -             -
Risk management activities 25.4              2.5                 (1.9)               -                -             (3.2)            (1.8)            -
Equity in earnings of unconsolidated investments 0.3                 2.4                 1.1                 1.7                 1.7             1.3             2.2             -
Other Operating income (loss) -                -                -                3.3                 -             -             -             -
Other, net -                0.1                 -                0.1                 (0.2)            0.1             (0.6)            3.2
Net income 49.9 $           22.9 $           18.4 $           42.8 $           45.7 $       68.0 $       44.9 $       86.9 $
Fee Based operating margin percentage 19% 25% 31% 31% 25% 28% 30% 30%
Fee Based operating margin
$           23.0 $           30.0 $           36.9 $           47.1 $       37.3 $       48.8 $       44.8 $         55.3
Three Months Ended
($ in millions)

Three Months Ended										
	3/31/2012	6/30/2012	9/30/2012	12/31/2012	3/31/2013	6/30/2013	9/30/2013	12/31/2013	3/31/2014	6/30/2014	9/30/2014
	($ in millions)										
Reconciliation of gross margin and operating margin to net income (loss):											
Gross margin	$ 261.4	$ 243.8	$ 239.9	$ 259.6	$ 260.3	$ 265.2	$ 297.1	$ 355.1	$ 379.6	$ 384.0	$ 407.9
Operating expenses	(71.6)	(77.2)	(78.3)	(85.8)	(86.1)	(96.1)	(97.6)	(96.5)	(104.3)	(106.6)	(112.8)
Operating margin	189.8	166.6	161.6	173.8	174.2	169.1	199.5	258.6	275.3	277.4	295.1
Depreciation and amortization expenses	(46.7)	(47.6)	(47.9)	(55.2)	(63.9)	(65.7)	(68.9)	(73.1)	(79.5)	(85.8)	(87.5)
General and administrative expenses	(32.9)	(33.5)	(33.5)	(31.6)	(34.1)	(36.1)	(35.4)	(37.4)	(35.9)	(39.1)	(40.5)
Interest expense, net	(29.4)	(29.4)	(29.0)	(29.0)	(31.4)	(31.6)	(32.6)	(35.4)	(33.1)	(34.9)	(36.0)
Income tax expense	(1.0)	(0.8)	(0.9)	(1.5)	(0.9)	(0.9)	(0.7)	(0.4)	(1.1)	(1.3)	(1.3)
Loss (gain) on sale or disposal of assets	-	-	(18.9)	3.2	0.1	(3.9)	0.6	(0.8)	0.8	0.5	4.4
(Loss) gain on debt redemption and early debt extinguishments	-	-	-	(12.8)	-	(7.4)	(7.4)	-	-	-	-
Change in contingent consideration	-	-	-	-	0.3	6.5	9.1	-	-	-	-
Other, net	2.0	(0.6)	(3.3)	(8.3)	1.0	2.7	0.8	4.1	4.8	4.1	4.0
Net income	$ 81.8	$ 54.7	$ 28.1	$ 38.6	$ 45.3	$ 32.7	$ 65.0	$ 115.6	$ 131.3	$ 120.9	$ 138.2
Fee Based operating margin percentage	32%	39%	45%	46%	53%	52%	57%	62%	60%	67%	72%
Fee Based operating margin	$ 60.3	$ 65.7	$ 73.3	$ 80.0	$ 91.8	$ 87.6	$ 113.0	$ 160.2	$ 164.0	$ 187.0	$ 211.1

TARGA

45 Non-GAAP Reconciliation – 2012-2014 Fee-Based Margin The following table presents a reconciliation of operating margin to net income (loss) for the periods shown for TRP:

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